Filed pursuant to 424(b)(3)
Registration No. 333-153356

SUPPLEMENT NO. 11
DATED APRIL 4, 2012
TO THE PROSPECTUS DATED SEPTEMBER 29, 2011
OF INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

This Supplement No. 11 supplements, and should be read in conjunction with, the prospectus of Inland Diversified Real Estate Trust, Inc., dated September 29, 2011, as previously supplemented by Supplement No. 9 dated February 29, 2012 and Supplement No. 10 dated March 19, 2012.  Unless otherwise defined in this Supplement No. 11, capitalized terms used herein have the same meanings as set forth in the prospectus, as supplemented.

Description of Real Estate Assets

Recent Acquisitions

On March 28, 2012, we purchased the following property (dollar amounts stated in thousands, except for per square foot amounts):

Property Name	Date Acquired	Total Square Feet or Number of Units	Approx. Purchase Price Paid at Closing	Cap Rate (1)	Approx. Annualized Base Rent (2)	Average Annualized Base Rent per Square Foot (2)	Average Remain-ing Lease Term in Years	Econ-omic Occ-upancy (3)	Phy-sical Occ-upancy
Bayonne Crossing	03/28/12	356,647	$67,875	6.36%	$4,716	$13.22	16.0	100.0%	97.0%
–Bayonne, NJ

(1) We determine capitalization rate, or “cap rate,” by dividing the property’s annualized net operating income (“NOI”), existing at the date of acquisition, by the contract purchase price of the property paid at the date of acquisition (excluding amounts payable under earnout agreements as of the date of acquisition).  NOI consists of, for these purposes, rental income and expense reimbursements from in-place leases, including master leases, if any, reduced by operating expenses and existing vacancies.

(2)  Annualized base rent is calculated by annualizing the current, in-place monthly base rent for leases at the time of acquisition, including any tenant concessions, such as rent abatement or allowances, that may have been granted.

(3) As used herein, economic occupancy is defined as the percentage of total gross leasable area for which a tenant is obligated to pay rent under the terms of its lease agreement, regardless of the actual use or occupation by that tenant of the area being leased.  Additionally, it excludes vacant spaces subject to earnout agreements as of the date of acquisition.

Bayonne Crossing.  On March 28, 2012, we, through Inland Diversified Bayonne Urban Renewal, L.L.C., a wholly owned subsidiary formed for this purpose, acquired a fee simple interest in a 356,647 square foot shopping center, located in Bayonne, New Jersey.  We purchased this property from an unaffiliated third party for a purchase price paid at closing equal to approximately $67.9 million.  However, vacant spaces totaling 10,827 square feet at Bayonne Crossing are subject to earnout closings aggregating approximately $7.3 million.  We will not be required to pay the earnouts on these spaces unless the spaces are leased, pursuant to the parameters set forth in the purchase agreement, within twelve months of closing.

We funded the purchase price paid at closing with proceeds from our offering and loan proceeds.  At closing, we also entered into a loan secured by the property, in an amount equal to $45.0 million.  The loan has a term of ten years, maturing on April 1, 2022, and, for the first three years of the term, bears interest at a rate equal to 4.08% per annum.  The interest rate increases to 4.18% in year four, 4.33% in years five through seven and 4.43% beginning in year eight, through maturity.  We are required to make payments of interest only for years one through five and principal and interest beginning in year six, through maturity.

The capitalization rate for Bayonne Crossing is approximately 6.36% based on the purchase price paid at closing.  In deciding to acquire this property, we considered the following:

Leasing Activity

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Bayonne Crossing is 97.0% occupied to twenty-two tenants.

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The property is relatively new, having been constructed in 2011, and the weighted-average remaining lease term is approximately 16.0 years.

Tenant Mix

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Major tenants at Bayonne Crossing include a new 91,109 square foot Wal-Mart store and a 146,583 square foot Lowe’s Home Improvement Center.

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Other tenants include Michael’s, Dollar Zone, New York Sports Club and Longhorn Steakhouse, among others.

Location and Demographics

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Within a three-mile radius of the property, the population is approximately 161,500 and the estimated average household income is approximately $70,300.

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Within a five-mile radius of the property, the population is approximately 524,800 and the estimated average household income is approximately $69,300.

We believe that Bayonne Crossing is suitable for its intended purpose and adequately covered by insurance. We do not intend to make significant renovations or improvements to the property. There are ten competitive properties located within approximately fifteen miles of the property.

Plan of Distribution

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which begins on page 175.

Status of the Offering

During the month of March 2012, we issued approximately 5.7 million shares of our common stock, resulting in aggregate gross offering proceeds of approximately $56.3 million, excluding shares sold pursuant to our distribution reinvestment plan or purchased pursuant to our share repurchase program.

The following table provides information regarding the total shares sold in our offering as of March 31, 2012.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our sponsor:	20,000	200,000	–	200,000

Shares sold in the offering:	69,219,523	688,829,761	65,709,269	623,120,492

Shares sold pursuant to our distribution reinvestment plan:	2,597,075	24,672,207	–	24,672,207

Shares purchased pursuant to our share repurchase program:	(386,184)	(3,715,851)	–	(3,715,851)
Total:	71,450,414	$709,986,117	$65,709,269	$644,276,848

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

The amount indicated under net proceeds is prior to issuer costs.

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